Certain portions of the exhibit have been redacted as such portions are not material and the type of information that the Company treats as private or confidential.

HI-NUTRA BIOSCIENCE LTD.

Date: February 10, 2010

Dr. Yochi Hagay

[ADDRESS REDACTED]

Re.Offer of Employment

Dear Yochi:

I am very pleased to confirm our offer to you of employment with Hi-Nutra Bioscience Ltd., an Israeli corporation (the: “Company”), on the following terms and conditions:

1.Position of Employment.  We are offering you employment as Chief Executive Officer of the Company, commencing from [January 24, 2007] (the “Effective Date”), in accordance with the terms and conditions of this letter of agreement (the “Letter”). A description of your responsibilities is attached to this letter as Annex A. You will report to the Company’s Board of Directors.

You shall work in the capacity of a full time job upon the terms and conditions set forth herein, five days a week, Sunday to Thursday, unless otherwise required by the Company at its sole discretion. The weekly day or rest is Saturday; however, it is agreed that Company may require that you work additional hours and/or days in accordance with the needs of the Company, as determined by the: Company in its sole discretion. Per the requirements under applicable law, you shall cooperate with the Company in maintaining a record of the number of hours of work performed, in accordance with the Company’s policy and instructions. You agree and acknowledge that due to your executive position in the Company and the scope of responsibility and required loyalty pertaining to it, the Hours of Work and Rest Law, 1951 does not apply to you. Therefore, you shall not be entitled to claim or receive payments or any additional pay for overtime working hours or work performed on weekends or holidays.

Your employment shall end on the earliest of: (i) your death or Disability (as defined below); (ii) the termination of your employment for Cause (as defined below) by the Company; (iii) at any time, upon termination without Cause by either party pursuant to the delivery of a 120 days prior written termination notice.

For the purpose of· this letter, “Disability” shall mean any physical or mental illness or injury as a result of which you shall remain absent from work for a period of four (4) successive months, or an aggregate of six (6) months in any twelve (12) month period. Disability shall occur upon the end of such four-month or nine-month period, as the case may be.

For the purpose of this Letter, “Cause” shall exist if you (i) intentionally breach your confidentiality obligations to the Company in a manner that materially and adversely affecting the business of the Company or breach your obligation not to compete with the Company, (ii) engage in willful misconduct or act in bad faith with respect to the Company in connection with to the employment hereunder, or (iii) are convicted of a felony or held liable by a court of competent jurisdiction for fraud against the Company: provided, that, with respect to clause (i), if you have cured any such breach (that is reasonably susceptible to cure) within ten (10) business days of the advanced notice (as defined herein), then “Cause” shall be deemed not to exist. For purposes of this paragraph, ‘advance notice’ shall constitute a written notice delivered to you that sets forth with particularity the facts, and circumstances relied on by the Company as the basis for cause.

2.Compensation

2.1For the period commencing from the Effective Date and until August 31, 2009, your gross monthly salary shall be NIS 18,000 and commencing from September 1, 2009, you shall be paid a gross monthly salary of NIS

40,000 (as applicable for each period, the “Gross Salary”), less all applicable withholding taxes and other authorized deductions. Furthermore, the Company shall reimburse you, upon presentation of proper documentation, for reasonable expenses incurred by you in the performance of your assigned duties and in accordance with the Company’s policy for its management personnel.

2.2You and the Company will obtain and maintain Managers Insurance or a pension fund according to your choice (“Pension Insurance”) or by a new policy, in the event that it is no longer feasible to continue your existing policy. The contributions to the Pension Insurance shall be as follows:

(i)In the event that the Pension Insurance is a Managers Insurance (“Managers Insurance Policy”) - the Company shall contribute an amount equal to thirteen and one third percent (13.33%) of the Gross Salary payment (out of which 8.33% are designated for severance payments and 5% are designated for premium payments - “Company Contribution”) and you shall contribute five percent (5%) of the Gross Salary payment (“Employee’s Contribution”) toward the premiums payable in respect of such Pension Insurance (the “Pension Insurance Policy”). You hereby instruct the Company to transfer to the Pension Insurance the amounts of the Employee’s and the Company’s Contributions from each Gross Salary payment, on account of the Pension Insurance Policy.

(ii)In the event you elect to obtain Managers Insurance in accordance with this Section 2.2(i), the Company shall obtain separate Disability Insurance (“Ovdan Kosher Avoda”), which may be included within the Managers Insurance Policy, for your exclusive benefit and shall contribute therefore an amount not exceeding two and a half percent (2.5%) of the Gross Salary, if and to the extent that the Gross Salary is the base salary for the contributions to a Managers Insurance in accordance with this Section 2.2.

(iii)In the event that the Pension Insurance is a Pension Fund - the Company shall contribute an amount equal to fourteen and one third percent (14.33%) of the Gross Salary payment ( out of which 8.33% are designated for severance payments and 6% are designated for premium payments and you shall contribute five and a half percent (5.5%) of the Gross Salary payment toward the premiums payable in respect of such Pension Fund.

It is hereby agreed that upon termination of employment hereunder, either by you or by the Company (other than for Cause), the Company shall automatically release to you all amounts accrued in the Pension Insurance on account of both the Company’s Contribution and Employee’s Contribution. It is hereby agreed that if you are dismissed for Cause or under the circumstances defined in Section 16 and/or Section 17 of the Severance Pay Law - you shall not be entitled to any Severance Pay (as opposed to remuneration fund “tagmolim”) in regards to that we shall act in accordance with the Severance Pay Law (1963). It is hereby clearly agreed and understood that the amounts accrued in the Pension Insurance on account of the Company’s Contribution designated for severance payments shall be in lieu and in full and final substitution of any severance pay you shall be or become entitled to under any applicable Israeli law. This section is in accordance with Section 14 of the Severance Pay Law, and the General Approval of the Labor Minister, dated June 30, 1998, issued in accordance to the said Section 14, a copy of which is attached hereto as Annex B.

2.3MBO Bonus. You shall be entitled to an annual MBO bonus of up to NIS 36,000, contingent upon reaching specific objectives to be defined by the Board of Directors of the Company. A document setting forth the objectives to be accomplished by you during the relevant year will be submitted to you. Any bonus for the fiscal year in which your engagement hereunder begins or terminates will be prorated, based on the number of clays for which you are engaged with the Company during that fiscal year. The determinations of the Board of Directors of the Company with respect to your bonuses will be final and binding.

2.4Keren Hishtalmut. You and the Company shall open and maintain a specialization fund (‘Keren Hishtalmut’) fund as of the Effective Date. The Company shall contribute to such specialization fund an amount equal to seven and a half percent (7 .5%) and you shall contribute to such specialization fund an amount equal to two and a half percent (2.5%) of each monthly Gross Salary payment. You hereby instruct the Company to transfer to the specialization fund the amount of your and the Company’s contribution on a monthly basis.

2.5Vacation. Commencing from September 1, 2009, you shall be entitled to a paid annual leave of 22 work clays during each year of your employment. You shall be obliged to take at least 5-paid vacation days during each year of your employment, as prescribed by law.

2.6Company Car. You will be entitled to use a leased Company’s car of class 4. The cost of the leased car shall be borne by the Company. The Company shall cover all expenses related to the use of the Company’s car by you, including but not limited to comprehensive insurance, registration maintenance and licensing, car repairs, and fuel, in accordance with the Company policy. Notwithstanding the aforesaid, you shall bear liability for any parking fines, toll roads, traffic fines, fees and expenses levied by any municipality, judicial and police authorities in respect of the period the Company car was available to you. The car shall be of type and make to be mutually agreed to by you and the Company. The Company shall cause the cost of the value of the use of the vehicle (‘Shovi Rechev’) as described above, in accordance with the Income Tax Regulations, not to apply to you, by grossing up the Gross Salary or by any other manner as the Company shall deem appropriate. It is hereby agreed that in the event that additional amounts are added to the Gross Salary as a result of such grossing up, such amounts shall not be included in the Gross Salary for any purposes, including, without limitation, determination of severance pay and social benefit allocations. Payments of the car’s rental fees by the Company under this paragraph are in lieu of traveling expenses to and from work as required by the applicable extension order. Your liabilities and responsibility with respect to the use of the car are set forth in the Company written policy regarding car leasing, which may be amended from time to time by the Company (the “Car Leasing Policy”). By signing below you agree and acknowledge that (i) the execution of a written undertaking to comply with the Car Leasing Policy and (ii) the compliance with all terms and conditions of the Car Leasing Policy, by you, are conditions to making the Company leased car available to you and maintaining the car with you.

2.7Additional Benefits. You shall be entitled to such number of working days or paid illness vacation during each year of employment, as provided by applicable Israeli labor laws. You shall be entitled to recuperation payments (‘Dmey Havra ‘ah’) in accordance with applicable law.

3.Non-competition, Confidential Infom1ation and Inventions Assignment Agreement. You will be required, as a condition to your employment with the Company, to sign the Company’s Non-Competition, Proprietary Information and Inventions Agreement in the form attached hereto as Annex C.

4.Entire Agreement. This Letter and the Non-Competition, Proprietary information and Inventions Agreement constitute the entire agreement between the Company and you regarding the terms and conditions of your employment and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled, including, without limitation, that certain Offer Letter, elated July 26, 2009. Any additions, deletions, or modification to this Letter are ineffective unless printed and signed in writing by the Company and you. By signing below, you hereby agree that neither the Company nor any of its affiliates owe you any amount and you hereby release the Company or any of its officers or directors from any and all actions, debts, claims, counterclaims, demands, liabilities, damages (including without limitation any mental or physical damage or injury), causes of action, costs, expenses, and compensation of every kind and nature whatsoever, in law or in equity, which you or anyone on your behalf now have or at any time heretofore have had against the Company.

5.Consent. By signing below you represent and warrant to the Company that your employment with the Company does not conflict with or breach any of the terms, conditions and provisions of any agreement, contract, license or other commitment to which you are a party.

6.Exclusivity. During your engagement with the Company, you shall not, without the prior written consent of the Company, undertake or accept any other paid or unpaid employment or occupation or engage in or be associated with, directly or indirectly, any other businesses, duties or pursuits.

7.Miscellaneous. This Letter is in lieu of the notification of the terms of employment that required under the applicable law. This Letter shall be governed by, and construed and enforced in accordance with, the laws of the State of Israel without giving effect to principles of conflicts of law. The parties agree that the District Comis located in Tel Aviv shall have jurisdiction to settle any disputes that may arise out of or in connection with this Letter.

If you decide to accept our offer, and I hope you will, please sign the enclosed copy of this letter in the space indicated and return it to me. Your signature will acknowledge that you have read and understood and agreed to the terms and conditions of this offer letter and the attached documents.

HI-NUTRA BIOSCIENCE LTD.

“Zaki Rakib”

I have read and understood this letter of Agreement and agree to the terms set forth above.

“Yochi Hagay”

Dr. Yochi HagayDated: 3.3.10

ANNEX A

Job Description

“Yochi Hagay”	HI-NUTRA BIOSCIENCE LTD.
Dr. Yochi Hagay	By: “Zaki Rakib”
Dr. Zaki Rakib
Chairman

ANNEX B

GENERAL APPROVAL

REGARDING PAYMENTS BY EMPLOYERS TO A PENSION FUND AND INSURANCE

FUND IN LIEU OF SEVERANCE PAY

By virtue of my power under section 14 of the Severance Pay Law, 1963 (hereinafter: the “Law”), l certify that payments made by an employer conm1encing from the date of the publication of this approval publication for his employee to a comprehensive pension benefit ti.md that is not an insurance fund within the meaning thereof in the Income Tax (Rules for the Approval and Conduct of Benefit Funds) Regulations, l 964 (hereinafter: the “Pension Fund”) or to managers insurance including the possibility of an insurance pension fund or a combination of payments to an annuity fund and to a non-annuity fund (hereinafter: the “Insurance Fund”), including payments made by him by a combination of payments to a Pension Fund and an Insurance Fund, whether or not the Insurance Fund has an annuity fund (hereinafter: the “Employer’s Payments”), shall be made in lieu of the severance pay due to the said employee in respect of the salary from which the said payments were made and for the period they were paid (hereinafter: the “Exempt Salary”), provided that all the following conditions are fulfilled:

(1)The Employer’s Payments -

(a)To the Pension Fund are not less than 14 1/3% of the Exempt Salary or 12% of the Exempt Salary if the employer pays for his employee in addition thereto also payments to supplement severance pay to a benefit fund for severance pay or to an Insurance Fund in the employee’s name in an amount of 2 1/3% of the Exempt Salary. In the event the employer has not paid an addition to the said 12%, his payments shall be only in lieu of 72% of the employee’s severance pay;

(b)To the Insurance Fund are not less than one of the following:

(i)13 1/3 % of the Exempt Salary, if the employer pays for his employee in addition thereto also payments to secure monthly income in the event of disability, in a plan approved by the Commissioner of the Capital Market, Insurance and Savings Department of the Ministry of Finance, in an amount required to secure at least 75% of the Exempt Salary or in an amount of 2 1/2 % of the Exempt Salary, the lower of the two (hereinafter: “Disability Insurance”);

(ii)11% of the Exempt Salary, if the employer paid, in addition, a payment to the Disability Insurance, and in such case the Employer’s Payments shall only replace 72% of the Employee’s severance pay; In the event the employer has paid in addition to the foregoing payments to supplement severance pay to a benefit fund for severance pay or to an Insurance Fund in the employee’s name in an amount of 2 1/3% of the Exempt Salary, the Employer’s Payments shall replace 100% of the employee’s severance pay.

(2)No later than three months from the commencement of the Employer’s Payments, a written agreement is executed between the employer and the employee in which -

(a)The employee has agreed to the arrangement pursuant to this approval in a text specifying the Employer’s Payments, the Pension Fund and Insurance Fund, as the case may be; the said agreement shall also include the text of this approval;

(b)The employer waives in advance any 1ight, which it may have to a refund of monies from his payments, unless the employee’s right to severance pay has been revoked by a judgment by virtue of Section 16 and 17 of the Law, and to the extent so revoked and/or the employee has withdrawn monies from the Pension Fund or Insurance Fund other than by reason of an entitling event; in such regard “Entitling Event” means death, disability or retirement at after the age of 60.

(3)This approval is not such as to derogate from the employee’s right to severance pay pursuant to any law, collective agreement, extension order or employment agreement, in respect of salary over and above the Exempt Salary.

ANNEX C

NON-COMPETITION, PROPRIETARY INFORMATION AND INVENTIONS

AGREEMENT

THIS NON-COMPETITION, PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT (“Agreement”) is effective as of the date set forth below (“Effective Date”) and made by and between Fruitura BioScience Ltd., a corporation organized under the laws of the State of Israel (the “Company”), and the undersigned individual (“Employee”). Unless the context otherwise requires, the term “Company” shall also include all direct and indirect existing and future subsidiary, parent or related corporations of the Company.

AGREEMENT

Employee acknowledges that Employee’s employment by the Company creates a relationship of confidence and trust between Employee and the Company with respect to all Confidential Information (as defined below) of the Company.

In consideration and as a condition of Employee’s employment by the Company, the compensation paid therefore and the benefits received therefore, the sufficiency of which is hereby acknowledged, it is hereby agreed as follows:

1.Confidential Information.

(a)Confidentiality. Except as herein provided, Employee agrees that during and after termination of his or her employment with the Company, he or she (i) shall keep Confidential Information (as defined below) confidential and shall not directly or indirectly, use, divulge, publish or otherwise disclose or allow to be disclosed any aspect of Confidential Information without the Company’s prior written consent; (ii) shall refrain from any action or conduct which might reasonably or foreseeably be expected to compromise the confidentiality or proprietary nature of the Confidential Information; and (iii) shall follow recommendations made by the Board of Directors, officers or supervisors of the Company from time to time regarding Confidential Information. “Confidential Information” includes but is not limited to Inventions (as defined in section 2(b) ), trade secrets, confidential information, knowledge or data of the Company, or any of its clients, customers, consultants, shareholders, licensees, licensors, vendors or affiliates, that Employee may produce, obtain or otherwise acquire or have access to during the course of his or her employment by the Company (whether before or after the date of this Agreement), including but not limited to: business plans, records, and affairs; customer files and lists; special customer matters; sales practices; methods and techniques; merchandising concepts, strategies and plans; sources of supply and vendors; special business relationships with vendors, agents, and brokers; promotional materials and information; financial matters; mergers; acquisitions; equipment, technologies and processes; selective personnel matters; inventions; developments; product specifications; procedures; pricing information; intellectual property; know-how; technical data; software programs; algorithms; operations and production costs; processes; designs; formulas; ideas; plans; devices; materials; and other similar matters which are confidential. All Confidential Information and all tangible materials containing Confidential Information are and shall remain the sole property of the Company.

(b)Limitation. Employee shall have no obligation under this Agreement to maintain in confidence any information that (i) is in the public domain at the time of disclosure, (ii) though originally Confidential Information, subsequently enters the public domain other than by breach of Employee’s obligations hereunder or by breach of another person’s or entity’s confidentiality obligations; or (iii) is shown by documentary evidence to have been known by Employee prior to disclosure to Employee by the Company.

(c)Former Employer Information. Employee agrees that he or she has not and will not, during the term of his or her employment, (i) improperly use or disclose any proprietary information or trade secrets of any former employer or other person or entity with which Employee has an agreement or duty to keep in confidence information acquired by Employee, if any, or (ii) bring onto the premises of the Company any document or confidential or proprietary information belonging to such employer, person or entity unless consented to in writing by such employer, person or entity. Employee will indemnify the Company and hold it harmless from and against all claims, liabilities, damages and expenses, including reasonable attorneys’ fees and costs of suit, arising out of or in connection with any violation of the foregoing.

(d)Third Party Information. Employee recognizes that the Company may have received, and in the future may receive, from third parties their confidential or proprietary information subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. Employee agrees that Employee owes the Company and such third parties, during Employee’s employment by the Company and thereafter, a duty to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person or firm and to use it in a manner consistent with, and for the limited purposes permitted by, the Company’s agreement with such third party.

(e)Conflicting Activities. While employed by the Company, Employee will not work as an employee or consultant of any other organization or engage in any other activities which conflict with the obligations to the Company, without the express prior written approval of the Company.

2.Inventions.

(a)Inventions Retained and Licensed. Employee has attached hereto, as Exhibit A, a list describing all inventions, ideas, improvements, designs and discoveries, whether or not patentable and whether or not reduced to practice, original works of authorship and trade secrets made or conceived by or belonging to Employee (whether made solely by Employee or jointly with others) that (i) were developed by Employee prior to his or her employment (collectively, “Prior Inventions”), (ii) relate to Company’s actual or proposed business, products or research and development, and (iii) are not assigned to Company hereunder; or, if Exhibit A is incomplete or if no such list is attached, Employee represents that there are no such Prior Inventions. Except to the extent set forth on Exhibit A, Employee hereby acknowledges that, if in the course of his or her employment with the Company, Employee incorporates into a Company product, process or machine a Prior Invention owned by Employee or in which Employee’s has an interest, Company is hereby granted and shall have a nonexclusive, royalty-free, irrevocable, perpetual, worldwide right and license to make, have made, modify, use, sell, sublicense and otherwise distribute such Prior Invention as part of or in connection with such product, process or machine.

(b)Assignment of Inventions. Except as provided in Section 2(e) hereof, Employee hereby assigns and transfers to Company, to the fullest extent under applicable law, his or her entire right, title and interest in and to all inventions, ideas, improvements, designs and discoveries (the “Inventions”), whether or not patentable and whether or not reduced to practice, made or conceived by Employee, whether solely by Employee or jointly with others, prior to or during the period of his or her employment with Company that (i) relate in any manner to the actual or demonstrably anticipated business, work, or research and development of Company, its affiliates or subsidiaries, (ii) are developed in whole or in part on Company’s time or using Company’s equipment, supplies, facilities or Confidential Information, or (iii) result from or are suggested by any task assigned to Employee or any work performed by Employee for or on behalf of Company, its affiliates or subsidiaries, or by the scope of Employee’s duties and responsibilities with Company, its affiliates or subsidiaries. In the event that Employee believes that he or she is entitled to ownership, either in whole or in part, of an Invention pursuant to Section 2(e) hereof, he or she shall notify Company of such in writing. Except in such cases as the Board of Directors of Company confirms in writing that Employee is entitled to ownership, Employee agrees that all Inventions are the sole property of Company. Employee further acknowledges that all original works of authorship that are made by Employee, solely or jointly with others, within the scope of and during the period of Employee’s employment by Company and that are protectible by copyright are “works made for hire,” as defined in the U.S. Copyright Act. Without derogating from the aforementioned, Employee hereby explicitly waives any interest, claim or demand that Employee may have for, or may be entitled to, with respect to any consideration, compensation or royalty in connection with the Inventions, including but not limited to, any claims for consideration, compensation or royalty pursuant to Section 134 of the Israeli Patent Law- 1967 (the “Patent Law”). Employee hereby acknowledges and declares that the consideration paid to Employee during Employee’s employment by the Company constitutes the entire compensation to which Employee is entitled to and includes any and all consideration with respect to the Inventions developed by Employee. Employee further waives the right to bring any claims, demands or allegations to receive compensation, consideration or royalty with respect to the Inventions before the Committee for Compensation and Royalties under the Patent Law.

(c)Disclosure of Inventions. Employee agrees that in connection with any Invention: (i) Employee shall promptly disclose such Invention in writing to his or her immediate supervisor at Company (which shall be received in confidence by Company), with a copy to the Board of Directors of the Company, regardless of whether Employee believes the Invention is covered by Section 2(e), in order to permit Company to claim rights to which it may be entitled under this Agreement; and (ii) Employee shall, at Company’s request, promptly execute a written assignment of title to Company for any Invention required to be assigned by Section 2(b) (an “Assignable Invention”), and Employee will preserve any such Assignable Invention as Confidential Information of Company.

(d)Patent and Copyright Registrations. Employee agrees to assist Company, or its designee, at Company’s expense, in every proper way to secure Company’s rights in the Assignable Inventions and any copyrights, patents, mask work rights or other intellectual property rights relating thereto in any and all countries, including the disclosure to Company of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments and other instruments that Company shall deem necessary in order to apply for and obtain such rights and in order to assign and convey to Company, its successors, assigns, and nominees the sole and exclusive rights, title and interest in and to such Assignable Inventions, and any copyrights, patents, or other intellectual property rights relating thereto. Employee further agrees that his or her obligation to execute or cause to be executed, when it is in his or her power to do so, any such instrument or papers shall continue after the termination of Employee’s employment by Company. If Company is unable because of Employee’s mental or physical incapacity or for any other reason to secure Employee’s signature to apply for or to pursue any application for any U.S. or foreign patents or copyright registrations covering Assignable Inventions or original works of authorship assigned to Company as above, then Employee hereby irrevocably designates and appoints Company and its duly authorized officers and agents as Employee’s agent and attorney-in-fact, to act for and in Employee’s behalf and stead to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance of letters patent or copyright registrations thereon with the same legal force and effect as if executed by Employee.

(e)Exception to Assignments. Assignable Inventions shall not include any Invention (i) that Employee develops entirely on Employee’s own time, (ii) without use of any Company assets and (iii) which is not useful with and does not relate to Company’s actual or proposed business, products or research and development.

(f)Other Obligations. Employee acknowledges that Company from time to time may have agreements with other persons or with the governments authorities, or agencies thereof, that impose obligations or restrictions on Company regarding Inventions made during the course of work thereunder or regarding the confidential nature of such work. Employee agrees to be bound by all such obligations and restrictions and to take all action necessary to discharge the obligations of Company thereunder.

3.Return of Confidential Material. Upon Company’s request or in the event of Employee’s termination of employment with Company for any reason whatsoever, Employee agrees promptly to surrender and deliver to Company all records, materials, equipment, drawings, documents and data of any nature pertaining to any Confidential Information or to his or her employment, and Employee will not retain or take any tangible materials or electronically stored data, containing or pertaining to any Confidential Information that Employee may produce, acquire or obtain access to during the course of his or her employment.

4.Notification of New Employer. If employee leaves the Company’s employ, Employee hereby consents to the Company notifying Employee’s new employer about Employee’s rights and obligations under this Agreement.

5.Non-Solicitation and Non-Competition.

(a)Restrictions. Employee agrees that during the period of his or her service to Company and for twelve (12) months after the date of termination of his or her employment with Company (for any reason or no reason, whether voluntary or involuntary), he or she will not (i) induce, solicit, recruit or encourage (or endeavor to induce, solicit, recruit or encourage) any employee or consultant of the Company to leave the employ of Company, (ii) solicit the business of any client or customer of Company (other than on behalf of Company), (iii) engage in any activity that is in any way competitive with the business or demonstrably anticipated business of Company (iv) carry on or hold an interest in any corporation, venture, entity or other business (other than a minority interest in a publicly traded company) which competes with the products or services of the Company, or (v) assist any other person or organization in competing or in preparing to compete with the business or demonstrably anticipated business of the Company or act as an employee, officer consultant or in any managerial capacity in a business in competition with the Company.

(b)Enforcement. If at any time any of the provisions of Section 5(a) are deemed invalid or unenforceable or are prohibited by the laws of the state or place where they are to be performed or enforced, by reason of being vague or unreasonable as to duration or geographic scope or scope of activities restricted, or for any other reason, such provisions shall be considered divisible and shall become and be immediately amended to include only such restrictions and to such extent as shall be deemed to be reasonable and enforceable by the court or other body having jurisdiction over this Agreement. The provisions of Section 5(a), as so amended, shall be valid and binding as though any invalid or unenforceable provision had not been included.

6.Representations. Employee agrees to execute any proper oath or verify any proper document required to carry out or evidence compliance with the terms of this Agreement. Employee represents that his or her performance of all the terms of this Agreement, and as an employee of the Company, will not breach any agreement to keep in confidence proprietary information acquired by Employee in confidence or in trust prior to Employee’s retention by Company. Employee has not entered into, and Employee agrees that he or she will not enter into, any oral or written agreement in conflict herewith.

7.Governing Law; Consent to Personal Jurisdiction. This Agreement will be governed by the laws of Israel, without regard to the choice of law provisions thereof. Employee hereby expressly consents to the personal jurisdiction of the courts located in Tel Aviv-Jafo for any lawsuit arising from or relating to this Agreement.

8.Entire Agreement. This Agreement sets forth the entire agreement and understanding between Company and Employee relating to the subject matter herein and merges all prior discussions and agreements between the parties with respect that subject matter. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing signed by a member of the Board of Directors of the Company. Any subsequent change or changes in Employee’s duties, salary or compensation will not affect the validity or scope of this Agreement.

9.Severability. If one or more of the provisions in this Agreement are deemed void by law, then the remaining provisions will continue in full force and effect.

10.Successors and Assigns. This Agreement will be binding upon Employee’s heirs, executors, administrators and other legal representatives and will be for the benefit of Company, its successors, and its assigns.

11.Counterparts. This Agreement may be signed in two counterparts, each of which shall be deemed an original and both of which shall together constitute one and the same instrument.

12.No Employment Contract. Nothing in this Agreement shall be construed to create a contract of employment, either express or implied-in-fact, for any fixed term or requiring cause for termination.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

EFFECTIVE DATE:

EMPLOYEE	Fruitura BioScience Ltd.

By: “Yochi Hagay”	By: “Tochi Hagay”
Name: Tochi Hagay
Name:	Title: CEO

Certain portions of the exhibit have been redacted as such

portions are not material and the type of information that the

Company treats as private or confidential.

ADDENDUM TO PERSONAL EMPLOYMENT AGREEMENT

This Addendum to Personal Employment Agreement (the “Addendum”) is made this 22 day of January, 2015, by and between Yochi Hagay, I.D. no. [NUMBER REDACTED], residing at [ADDRESS REDACTED] (“Employee”), and BioHarvest Ltd., an Israeli company, from 3 Pekeris St Rehovot 76702, Israel, Israeli corporate number [NUMBER REDACTED] (the “Company”).

W I T N E S S E TH:

WHEREAS, the Employee has been employed by the Company since January 24, 2007, according to an employment agreement entered into by the Company and the Employee on Feb 10, 2010 (the “Employment Agreement”); and

WHEREAS, the parties wish to amend certain terms and provisions in the Employment Agreement as detailed below;

NOW, THEREFORE, the parties hereby agree as follows:

1.It is hereby agreed that as of the following terms and provisions shall apply to the relations between the Company and the Employee, replacing, supplementing or changing existing terms in the Employment Agreement, as detailed below:

a.All detailed changes to employment terms shall be effective from October 1, 2014 (the “Effective Date”).

b.Deferral of a portion of the Monthly Salary until a Payment Trigger (as defined below). The Employee and the Company agree to defer a portion of the Employee’s Monthly Salary in accordance with the following terms and conditions:

(1)Until the occurrence of a Payment Trigger (as such term is defined below), (i) the Deferred Salary (as defined below) shall be deferred and not paid to Employee by the Company; and (ii) the Employee shall receive only [50%] of the Employee’s Monthly Salary, on the regular salary pay days.

(2)Upon the occurrence of Payment Trigger (i) the deferral of the Deferred Salary, as set forth in Section l(b)(l) above, shall automatically terminate and have no further force and effect; and (ii) the Company shall pay the Employee all accumulated Deferred Salary payments, and will apply to these payments all the regular social allocations in accordance with the provisions of the Employment Agreement. For example, if Payment Trigger will occur after two months from the Effective Date, then, as of such date, the Company shall recommence payment of the regular Monthly Salary and pay the Employee two Deferred Salary payments (2 X 50% of the Monthly Salary). Upon the occurrence of Payment Trigger, the accumulated Deferred Salary payments shall be paid by the Company on the first salary pay day following occurrence of Payment Trigger.

(3)For the purpose of this Addendum, (i) “Deferred Salary” shall mean [50%] of the Employee’s current Monthly Salary; and (ii) “Payment Trigger” shall mean the first next financing transaction of the Company, either through the issuance of shares or other equity securities or any other way of financing of the Company (either equity or debt,) excluding the extension by certain existing shareholders of the Company of the last installment that is due by November 30, 2014, pursuant to the existing convertible promissory note issued by the Company.

2.Except as specifically modified in Section 1 to this Addendum, the provisions, terms, conditions and definitions in the Employment Agreement, as amended, shall remain unchanged, and no other change shall apply to any of the Employee’s other employment related rights.

3.This Addendum shall be deemed an integral part of the Employment Agreement. In any event of inconsistency between the terms of the Employment Agreement and the terms of this Addendum, the terms of this Addendum shall prevail.

4.This Addendum shall be in in lieu of the notification regarding change in employment terms that is required under the Notice of Employment Terms Law, 2002.

In witness there, the Parties have signed this Addendum:

BioHarvest Ltd.	Yochi Hagay

“Signed”	“Signed”
Name
Title CFO	[DATED]
Date

ADDENDUM TO EMPLOYMENT CONTRACT DATED FEBRUARY 10, 2010

THIS ADDENDUM (“Addendum”) is being made to the Employment Agreement (“Employment Agreement”) between BioHarvest Ltd (the “Company” or “BH”) a corporation duly formed under the laws of Israel AND YOCHI HAGAY (the “Employee”). Terms defined in the Employment Agreement have the same meaning as in this Addendum. The Effective Date of this Addendum shall be January 1, 2024.

WHEREAS, the Parties duly executed the Employment Agreement, effective February 10, 2010, and

WHEREAS, the Company has increased the Consultant’s monthly base salary effective January 1, 2024;

NOW, THEREFORE, in consideration of the recitals above, the Parties agree that the following modification is made to the Employment Agreement:

1.The following language in section 2.1 article 2 “Compensation”, in its entirety which previously read “For the period commencing from the Effective Date and until August 31, 2009, your gross monthly salary shall be NIS 18,000 and commencing from September 1, 2009, you shall be paid a gross monthly salary of NIS 40,000 (as applicable for each period, the “Gross Salary”), less all applicable withholding taxes and other authorized deductions. Furthermore, the Company shall reimburse you, upon presentation of proper documentation, for reasonable expenses incurred by you in the performance of you assigned duties and in accordance with the Company’s policy for its management personnel” should now read:

2.1Salary. You shall be paid a gross monthly salary of NIS 67,275 (the “Monthly Salary”). The Monthly Salary shall be paid to you less all applicable withholding taxes and other authorized deductions. Furthermore, the Company shall reimburse you, upon presentation of proper documentation, for reasonable expenses incurred by you in the performance of you assigned duties and in accordance with the Company’s policy for its management personnel.

2.Unless expressly modified herein, all other terms of the Employment Agreement will remain in full force and effect.

IN WITNESS WHEREOF, the parties have duly executed and delivered this Addendum as of January 1, 2024.

“Bar Moreh”	“Yochi Hagay”
Bioharvest Ltd.	Yochi Hagay, CEO
Bar Moreh, VP of Finance